

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>Mail Stop 3561</u>

October 7, 2008

<u>Via U.S. Mail and Facsimile (212) 8-9-5611</u>

Mingli Yao
Chief Executive Officer
American Tony Pharmaceuticals, Inc.
125 Maiden Lane, Suite 309
New York NY 10038

Re: American Tony Pharmaceuticals, Inc.
Item 4.01 Form 8-K filed July 23, 2008
File No. 000-52954

Dear Mr. Yao:

        We have completed our review of your Form 8-K and related filings and have no
further comments at this time.

                                        Sincerely,

                                        Ryan C. Milne
                                        Accounting Branch Chief